

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2024

Wade Adkins
Chief Financial Officer
Global Clean Energy Holdings, Inc.
6451 Rosedale Highway
Bakersfield, CA 93308

  Re: Global Clean Energy Holdings, Inc.
   Form 10-K For the fiscal year ended December 31, 2023
   Filed April 16, 2024
   File No. 000-12627

Dear Wade Adkins:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Industrial Applications and
       Services